Exhibit 21.1

List of Subsidiaries of Immix Biopharma, Inc.

Name	State/Country of Organization or Incorporation	Ownership Interest
Nexcella, Inc.	Delaware	100%
Immix Biopharma Immunology, Inc.	Delaware	100%
Immix Biopharma Innova, Inc.	Delaware	100%
Immix Biopharma Australia Pty Ltd.	Australia	100%